Mail Stop 4561


								July 12, 2007






Mr. W. Dan Puckett
CapitalSouth Bancorp
2340 Woodcrest Place
Suite 200
Birmingham, Alabama 35209

      Re:	CapitalSouthBancorp
      Registration Statement on Form S-4
      Filed July 2, 2007
      File No. 333-143167



Dear Mr. Puckett:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




General

1. We note your response to comment 1 of our letter to you dated
June
16, 2007. Please revise the fairness opinion to delete the limitation, in the second paragraph on page 2, that the opinion is provided for the benefit of the board.


Cover

2. We note your response to comment 3 of our letter to you dated
June
16, 2007. Please revise the second paragraph to more clearly and simply distinguish between the consideration per share being offered to Mr. Bowen and the consideration per share being offered to all other shareholders, subject to election. Please clarify the last sentence of the paragraph to disclose the percentage of consideration per share that Mr. Bowne is receiving in cash and a promissory note and stock and the percentage that other shareholders are receiving.


What will Monticello shareholders receive in the merger?, page iv

3. We note your response to comment 6 of our letter to you dated
June
16, 2007.  Please revise as follows:
* use captions to differentiate your discussion of the aggregate consideration, the consideration for Mr. Bowen and the consideration to all other shareholders;
* revise the table, on page v and page 56, to more clearly and simply indicate the differences between the consideration to be received by
Mr. Bowen and the consideration to be received by all other shareholders; and
* revise the table to have the same captions for Mr. Bowne and those for other shareholders.


Will James C. Bowen receive a different amount of consideration, page v

4. We note your response to comment 7 of our letter to you dated
June
16, 2007. Please revise this section and similar disclosure, such as on pages 10, 44 and 53, as follows:
* revise your statement, on page vi, that Mr. Bowen`s consideration was "determined through discussion by CapitalSouth with McKinnon" to include the role that Mr. Bowen played in structuring the transaction including determining the forms of consideration he will receive;
* briefly discuss the benefits to Monticello and its shareholders of
Mr. Bowen receiving different consideration than all other shareholders;
* revise your explanation, on page vi, for providing more cash, a promissory note and less stock to Mr. Bowen based upon avoiding "creating significant concentration of ownership" by disclosing the percentage of CapitalSouth stock he will own and the percentage he would have owned if he had received the same consideration as other shareholders, without election;
* reconcile your explanation for providing more cash, a promissory note and less stock to Mr. Bowen based upon avoiding "creating significant concentration of ownership" with your statement, on page
53, that "in lieu of cash compensation for his service as a director of CapitalSouth, Mr. Bowen will receive 50 shares of CapitalSouth stock per board meeting;"
* provide more detail regarding your explanation for providing more cash, a promissory note and less stock to Mr. Bowen based upon the "limited liquidity of the CapitalSouth stock" and disclose if other shareholders will have the same problem; and
* revise the last sentence to more clearly explain why all shareholders were not offered the same terms as Mr. Bowen.


Information About Monticello, page 1

5. We note your response to comment 7 of our letter to you dated
June
16, 2007. Please provide more detail, on page 2, regarding the OTS
Cease and Desist Order include but not limited to the following:
* identify the affiliates to which you refer;
* revise your characterization of the C&D as "primarily concerns certain lending practices" to more fully describe the order including improper transactions with affiliates, inadequate monitoring of loan portfolio and inadequate compliance policies and procedures; and
* revise your description of the requirements of the C&D as "required
Monticello Bank to revise various aspects of its loan policies" to more fully describe the requirements, using bullet points, of the order.


Interests of Certain Persons in the Merger, page 9

6. We note your response to comment 12 of our letter to you dated June 16, 2007. In addition to changing this section consistent with the above comments, please revise this section as follows:
* revise your statement in the second paragraph that Mr. Bowen may be required to take actions... [that are] "not necessarily in the best interest of Mr. Bowen in his individual capacity as a shareholder" to discuss how the "best interest of all the shareholders" was met by Mr. Bowen receiving more cash, a promissory note and less stock than all other shareholders;
* update your discussion, in the sixth paragraph, to disclose the status of an employment agreement or independent contractor agreement between Mr. Bowen and CapitalSouth;
* revise the second full paragraph on page 10 to disclose whether there are any employment agreements or understandings with any of Mr.
Bowen relatives; and
* revise the third full paragraph to discuss Mr. Bowen`s role in determining the consideration that he would receive as well as the other benefits he would receive in the transaction.


Interests of Certain Persons in the Merger, page 51

7. We note your response to comment 12 of our letter to you dated June 16, 2007. In addition to changing this section consistent with the above comments, please revise this section as follows:
* revise the third sentence of first section, entitled "General" to add the fact that Mr. Bowen negotiated to receive less stock and more cash and a promissory note than he negotiated for all other shareholders; and
* provide details, on page 53, as to employment including the length of the agreement and amount and form of compensation.


Recent Developments, page 143

8. We note your response to comment 22 of our letter to you dated June 16, 2007. As we requested, please explain in detail the underlying conduct that resulted in the OTS action. Please identify, on page 146, the one requirement that Monticello has not complied with.


Monticello`s Management`s Discussion and Analysis, page 164

9. We note your response to comment 23 of our letter to you dated June 16, 2007. Please revise the section entitled "Cease and Desist
Order Issued by OTS," by providing more analysis of the underlying causes of the Office of Thrift Supervision`s action against Monticello and the effects of the OTS order including, but not limited to, the following:
* revise the first paragraph in which you attribute the problems to
"hurricane and tropical storm activity" to discuss the various systemic problems identified by the OTS;
* provide analysis to support your statement that the real estate lending activities were "profitable" and discuss the risks associated with the lending;
* revise the first paragraph in which you characterize management as
"very knowledgeable and capable" to be consistent with the findings of OTS;
* revise the first paragraph to discuss the "other instances of unsafe and unsound banking practices" to which you refer;
* provide analysis of the respective roles of the Board, Mr.
Bowen,
Mr. Bowne`s sister and management in the problems underlying the OTS order;
* provide analysis of the related party transactions and the concerns of the OTS;
* provide analysis of whether the one borrower to whom Monticello made excessive loans was an affiliate; and
* provide analysis of the sufficiency of your allowance for loan and lease losses and the concerns of the OTS.




* * * * * * * * * * * *




      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3491 with any other questions.


						Sincerely,



						Todd K. Schiffman
						Assistant Director




cc. J. Paul Compton, Jr., Esquire
Bradley Arant Rose & White LLP
One Federal Place
1819 5th Avenue North
Birmingham, Alabama 35203









Mr. W. Dan Puckett
CapitalSouth Bancorp
July 12, 2007
Page 1